May 15, 2002

Atchison Casting Corporation
400 South 4th Street
Atchison, Kansas 66002-0188
Attention: Chief Financial Officer

Re: Atchison Casting Corporation (the *"Company"*) April 3, 1998 Amended
        and Restated Credit Agreement by and among the Company, Harris Trust
        and Savings Bank, as Agent and the Banks party thereto (as heretofore
        amended, the *"Credit Agreement"*)

Ladies and Gentlemen:

Pursuant to the Twelfth Amendment and Forbearance Agreement dated as of December 18, 2001 (the *"Twelfth Amendment"*) the Bank Group agreed to temporarily forbear from enforcing its rights and remedies with respect to the Credit Agreement through June 30, 2002. The Company has requested that the Agent extend the termination date of Letter of Credit No. SPL35274 issued by the Agent (the *"Letter of Credit"*) to April 3, 2003.

Accordingly, effective upon the execution of this letter by the Company, Guarantors and Required Banks in the spaces provided for that purpose below (which execution may be on separate counterparts of this letter, all of which are to constitute one and the same instrument), (i) the Agent shall amend the Letter of Credit to extend its termination date to April 3, 2003 and (ii) the Company agrees that the fees payable pursuant to Section 2.1(b) of the Credit Agreement with respect to all Letters of Credit issued under the Credit Agreement shall be 2% per annum.

Except as specifically modified hereby, all of the terms and conditions of the Credit Agreement shall remain in full force and effect. Without limiting the generality of the foregoing, this letter does not waive any of the other Defaults or Events of Default that now exist.

All defined terms used herein and not defined herein shall have the same meaning herein as in the Twelfth Amendment. This waiver shall be governed and construed in accordance with the laws of the State of Illinois. All capitalized terms used herein without definition shall have the same meaning herein as such terms have in the Credit Agreement.

Very truly yours,
HARRIS TRUST AND SAVINGS BANK, n its individual capacity as a Bank and as Agent

By: /s/ Betzaida Erdelyi
Title: Vice President

-2-

COMMERCE BANK, N.A.

By:_____
Title: _____

US BANK NATIONAL ASSOCIATION

By: /s/ Craig D. Buckley
Title: Vice President

KEY BANK NATIONAL ASSOCIATION

By: /s/ Arthur E. Cutler
Title: Senior Vice President

COMERICA BANK

By:_____
Title: _____

HIBERNIA NATIONAL BANK

By:_____
Title: _____

NATIONAL WESTMINSTER BANK PLC

Nassau Branch

By:_____
Title: _____

New York Branch

By:_____
Title: _____.

-3-

WELLS FARGO BANK, NATIONAL
ASSOCIATION

By: /s/ Calvin R. Emerson
Title: Vice President

Agreed and Accepted:

ATCHISON CASTING CORPORATION
By: /s/ Kevin T. McDermed
Title: VP & Treasurer

AMITE FOUNDRY AND MACHINE, INC.
PROSPECT FOUNDRY, INC.
QUAKER ALLOY, INC.
CANADIAN STEEL FOUNDRIES, LTD.
3210863 CANADA INC.
KRAMER INTERNATIONAL, INC.
EMPIRE STEEL CASTINGS, INC.
LAGRANGE FOUNDRY INC.
THE G&C FOUNDRY COMPANY
LOS ANGELES DIE CASTING INC.
CASTCAN STEEL LTD.
CANADA ALLOY CASTINGS, LTD.
PENNSYLVANIA STEEL FOUNDRY & MACHINE COMPANY
SPRINGFIELD IRON CORP.
INVERNESS CASTINGS GROUP, INC.
DU-WEL PRODUCTS, INC.
DAVIS CASTING AND ASSEMBLY, INC.
CLAREMONT FOUNDRY, INC.
LONDON PRECISION MACHINE & TOOL LTD.

By: /s/ Kevin T. McDermed
Title: Vice Pres.

GILMORE INDUSTRIES, INC.
By: /s/ John R. Kujawa
Title: President

-4-